UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris

France

+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 561,600
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 561,200
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,899,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON IN

2

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,383,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON IN

3

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ispat International Investments, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON HC

4

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mittal Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 525,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 525,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON HC

5

This Amendment No. 5 (the “Fifth Amendment”) to Schedule 13D amends and supplements Amendment No. 4 to Schedule 13D, filed May 8, 2009 (the “Fourth Amendment”), Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Statement), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”).  The principal executive offices of ArcelorMittal are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.  Unless otherwise indicated, capitalized terms used but not defined in this Fifth Amendment have the meanings ascribed to such terms in the Statement.

Item 2.  Identity and Background.

No amendments are made to the response set forth in Item 2 of the Statement, except for the amendments made to Schedule A and Schedule B to the Statement, which are incorporated herein by reference and included with this Fifth Amendment.

Item 3.  Source and Amount of Funds or other Consideration.

On August 13, 2009, Mr. Mittal exercised options to purchase 80,000 ArcelorMittal Shares at an exercise price of $11.94 per share. On August 13, 2009, Mrs. Mittal exercised options to purchase 20,000 ArcelorMittal Shares at an exercise price of $11.94 per share. Mr. Mittal also acquired 200 ArcelorMittal Shares pursuant to the ArcelorMittal Employee Share Purchase Plan 2009 in November 2009 at a price of $36.56 per share.  Personal funds were used to pay the exercise price or purchase price, as applicable, for all such shares mentioned in the preceding three sentences, which shares were acquired from the Company. In addition, on August 4, 2009, Mr. Mittal was granted 60,000 options at an exercise price of $38.30 per share pursuant to the Company’s Global Stock Option Plan.  Other than as described in this Item 3, no options have been exercised by, or granted to, any of the Reporting Persons since the filing of the Fourth Amendment.

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby supplemented by adding the following:

Mr. and Mrs. Mittal have informed the Company that they currently intend to carry out a reorganization of the holding company structure through which they control their indirectly owned ArcelorMittal Shares. This reorganization may involve transfer of beneficial ownership of these shares (within the meaning of Rule 13d-3 under the Act) to trusts of which Mr. Mittal and/or Mrs. Mittal and/or their heirs and successors are beneficiaries and intermediate holding companies wholly owned by those trust(s) and/or by Mr. Mittal and/or Mrs. Mittal. On April 8, 2010, at the request of Mr. and Mrs. Mittal, the Company submitted to the vote of the Company’s shareholders a resolution to waive the public offer requirement referred to in Article 7.3 of the Articles of Association of the Company in relation to certain transactions that may be effected pursuant to the reorganization.

For the Company's annual general meeting convened for May 11, 2010, the Board of Directors of the Company has decided to nominate fewer members of the Board for re-election, as compared to the members of the Board whose term is expiring. This would lead to a reduction of the number of members of the Board of Directors. Luxco and International plan to vote in support of the re-elections of the Directors nominated by the Board.

Each of the Reporting Persons intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

6

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of ArcelorMittal, or the disposition of securities of ArcelorMittal;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ArcelorMittal or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of ArcelorMittal or of any of its subsidiaries;

(d) Any change in the present board of directors or management of ArcelorMittal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of ArcelorMittal;

(f) Any other material change in ArcelorMittal’s business or corporate structure;

(g) Changes in ArcelorMittal’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ArcelorMittal by any person;

(h) A class of securities of ArcelorMittal being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of ArcelorMittal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The response set forth in Item 5 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) International is the direct beneficial owner of 112,338,263 ArcelorMittal Shares, representing 7.4% of the ArcelorMittal Shares outstanding.

LuxCo is the direct beneficial owner of 525,000,000 ArcelorMittal Shares, representing 34.8% of the ArcelorMittal Shares outstanding.

7

Mr. Mittal is the direct owner of 141,200 ArcelorMittal Shares and holds options to acquire an additional 420,000 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Furthermore, Mr. Mittal holds voting rights over 400 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plans implemented in 2008 and 2009, but does not have the power to dispose of such shares until they become unrestricted in November 2011 and November 2012, with 200 shares becoming unrestricted each year.  Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mr. Mittal is the beneficial owner of 637,899,863 ArcelorMittal Shares, representing 42.2% of the ArcelorMittal Shares outstanding.

Mrs. Mittal is the direct owner of 25,000 ArcelorMittal Shares and holds options to acquire an additional 20,000 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo and accordingly, Mrs. Mittal is the beneficial owner of 637,383,263 ArcelorMittal Shares, representing 42.2 % of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,510,014,306 ArcelorMittal Shares outstanding (i.e., issued shares less treasury shares) at March 31, 2010.

(b) International has the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares.  International shares this power with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of International.  Accordingly, International shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares beneficially owned by International, representing 7.4% of the ArcelorMittal Shares outstanding.

LuxCo has the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal, who share equally beneficial ownership of LuxCo.  Accordingly, LuxCo shares with Mr. Mittal and Mrs. Mittal the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, representing 34.8% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 141,200 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 420,000 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Furthermore, Mr. Mittal holds voting rights over 400 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plans implemented in 2008 and 2009, but does not have the power to dispose of such shares until they become unrestricted in November 2011 and November 2012, with 200 shares becoming unrestricted each year.  Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of 100% of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares beneficially owned by each of them as described in the preceding two paragraphs).  Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,899,863 ArcelorMittal Shares beneficially owned by him, representing 42.2% of the ArcelorMittal Shares outstanding.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 25,000 ArcelorMittal Shares that she owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 20,000 ArcelorMittal Shares that are the subject of the options she holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal and Mr. Mittal share equally beneficial ownership of 100% of International and share equally beneficial ownership of LuxCo (each sharing the power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares beneficially owned by each of them as described in the first two paragraphs of this Item 5(b)).  Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,383,263 ArcelorMittal Shares beneficially owned by her, representing 42.2% of the ArcelorMittal Shares outstanding.

The calculation of the foregoing percentages is based on 1,510,014,306 ArcelorMittal Shares outstanding (i.e., issued shares less treasury shares) at March 31, 2010.

8

(c) Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

No amendments are made to the response set forth in Item 6 of the Statement, except as follows: (i) the main obligations under the Convertible Lock-up Letters, the May Lock-up Letters, the Undertaking Letter, the Deferred Delivery Agreement and the Share Lending Agreement have been discharged; and (ii) the pledge covering certain ArcelorMittal Shares owned by the Reporting Persons referred to in Item 5(d) to the Fourth Amendment has been terminated.

9

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1*	Joint Filing Agreement, dated as of December 22, 2004, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., Sociedad Unipersonal and Mittal Steel S.à.r.l.

2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.

3*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.

4**
Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à.r.l. and ISPAT International Investments S.L.

5	Excerpt from the Convening Notice for the Annual General Meeting of ArcelorMittal scheduled for May 11, 2010 (filed herewith).

6***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K filed with the Commission on June 29, 2006.

***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

10

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2010

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L.
By:	/s/ Sudhir Maheshwari
Name: Sudhir Maheshwari
Title: Director

By:	/s/ P. H. Merks
Name: P. H. Merks
Title: Director

MITTAL INVESTMENTS S.À.R.L.
By:	/s/ Benoít Nasr
Name: Benoít Nasr
Title: Director

By:	/s/ Sanjay Shukla
Name: Sanjay Shukla
Title: Director

11

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING ISPAT INTERNATIONAL INVESTMENTS, S.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Group Management Board Member, ArcelorMittal	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India
Ms. Petronella H. (Nanette) Merks	Eemhavenweg 70 3089 KH Rotterdam, The Netherlands	Executive, Mittal Investments	Eemhavenweg 70 3089 KH Rotterdam, The Netherlands	Netherlands
Mr. Jaime Dominguez Salgado	C/ Emilio Castelar 4-5, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Executive, MUNDIAUDIT SL	C/ Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Spain

A-1

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING MITTAL INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	Vice President, Finance, Mittal Investments	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	British
Mr. Sanjay Shukla	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	Executive, Mittal Investments	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	India
Mr. Benoît Nasr	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Director and Member of Management, Intertrust (Luxembourg) S.A.	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Belgium
Mr. Jean-Christophe Dauphin	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Team Manager, Intertrust (Luxembourg) S.A.	65, Boulevard Grand-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	France

B-1